United States securities and exchange commission logo





                              February 16, 2021

       Eifion Jones
       Senior Vice President and Chief Financial Officer
       Hayward Holdings, Inc.
       400 Connell Drive
       Suite 6100
       Berkeley Heights, NJ 07922

                                                        Re: Hayward Holdings,
Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
9, 2021
                                                            CIK No. 0001834622

       Dear Mr. Jones:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 3, 2021 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response and revised disclosures to prior comment 5. Given that you make multiple references
throughout the filing noting your significant reliance on aftermarket sales and your
assertions that aftermarket sales comprises a majority of your total sales, each time you discuss
aftermarket sales, revise to clearly disclose the fact that such sales data and information is
derived from management's estimates based on outside, third-party information and is not
based on actual GAAP sales results.
 Eifion Jones
Hayward Holdings, Inc.
February 16, 2021
Page 2
Notes to Consolidated Financial Statements
Note 13. Earnings per Share, page F-26

2. We note your response to prior comment 6. Please tell us why you consider unvested restricted stock awards to be outstanding, and what accounting guidance you considered when forming your conclusion. In your response, please clarify the terms of such awards, such as voting, dividend and transfer rights or repurchase provisions, and revise your disclosures in Note 16 to include such terms.
        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff Attorney, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameEifion Jones
                                                           Division of
Corporation Finance
Comapany NameHayward Holdings, Inc.
                                                           Office of Technology
February 16, 2021 Page 2
cc:       Rachel Phillips
FirstName LastName